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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Amendment No.:  3

Name of Issuer:  General Host Corporation

Title of Class of Securities:  Common Stock, $1.00 par value

CUSIP Number:  370064107

          (Name, Address and Telephone Number of Person
       Authorized To Receive Notices and Communications)

  Peter Woodward, c/o Regan Partners, L.P., 6 East 43rd Street
            New York, New York 10017; (212) 661-3442

     (Date of Event which Requires Filing of this Statement)

                        November 25, 1997

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of
Rule 13d-1(b)(3) or (4), check the following box [   ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No.: 370064107

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Regan Partners, L.P.

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.   X

3.  SEC Use Only

4.  Source of Funds

         WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

         New Jersey

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:


8.  Shared Voting Power:

          536,330

9.  Sole Dispositive Power:


10. Shared Dispositive Power:

          536,330

11. Aggregate Amount Beneficially Owned by Each Reporting Person

          536,330

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares





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13. Percent of Class Represented by Amount in Row (11)

         2.20%

14. Type of Reporting Person

         PN














































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CUSIP No.: 370064107

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Basil P. Regan

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.   X

3.  SEC Use Only

4.  Source of Funds

         WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

         United States of America

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:

         536,330

8.  Shared Voting Power:

         229,100

9.  Sole Dispositive Power:

         536,330

10. Shared Dispositive Power:

         229,100

11. Aggregate Amount Beneficially Owned by Each Reporting Person

         765,430

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares



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13. Percent of Class Represented by Amount in Row (11)

         3.14%

14. Type of Reporting Person

         IN














































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The purpose of this Amendment No. 3 to the previously filed
Schedule 13D is to report that the ownership of Regan Partners, L.P. (the "Partnership") and Basil P. Regan (together with the Partnership, the "Reporting Persons") in the Common Stock, $1.00 par value (the "Shares"), of General Host Corporation (the "Issuer") has decreased from 7.18% and 9.42%, respectively, of the Shares outstanding to 2.20% and 3.14%, respectively, of the Shares outstanding.

Item 1.  Security and Issuer

         No change.

Item 2.  Identity and Background

         No change.

Item 3.  Source and Amount of Funds or Other Consideration

         As of the date hereof, the Partnership owns 536,330 Shares and Basil P. Regan is deemed to beneficially own 765,430 Shares. All 765,430 Shares are held by either the Partnership, the International Fund or the managed account. All of the Shares were purchased in open market transactions. The Shares purchased since the most recent filing on Schedule 13D were purchased for an aggregate purchase price of $1,283,512.50 The funds for the purchase of the Shares held in the Partnership, the International Fund or the managed account have come from the working capital of the Partnership, the International Fund or the managed account. No funds were borrowed to purchase any of the shares.

Item 4.  Purpose of Transactions

         No change.

Item 5.  Interest in Securities of Issuer

         As of the date hereof, the Partnership owns 536,330 Shares and Basil P. Regan is deemed to be the beneficial owner of 765,430 Shares. Based on the Issuer's filing on Form 10-Q on September 24, 1997, as of September 24, 1997 there were 24,413,686 Shares outstanding. Therefore, the Partnership owns 2.20% and Basil P. Regan is deemed to beneficially own 3.14% of the outstanding Shares. The Reporting Persons have the sole or shared power to vote, direct the vote, dispose of or direct the disposition of all the Shares that they are deemed to beneficially own. The Partnership ceased to be the beneficial owner of more than 5% of the outstanding


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         Shares on November 25, 1997 and Basil P. Regan ceased to
         be deemed to be the beneficial owner of more than 5% of the outstanding Shares on December 1, 1997. All transactions in the Shares effected by the Reporting Persons in the sixty days prior to November 25, 1997 through the date of this filing were effected in open-market transactions and are set forth in Exhibit B hereto.

Item 6.  Contracts, Arrangements, Understandings or
         Relationships with Respect to Securities of the Issuer

         No change.

Item 7.  Material to be Filed as Exhibits

         1. An agreement relating to the filing of a joint statement as required by Rule 13d-1(f) under the Securities Exchange Act of 1934 is filed herewith as Exhibit A.

         2. A description of the transactions in the Shares that were effected by the Reporting
              Persons in the sixty days prior to
              November 25, 1997 through the date of this filing.



























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         Signature

         The undersigned, after reasonable inquiry and to

the best of their knowledge and belief, certify that the

information set forth in this statement is true, complete

and correct.



                             REGAN PARTNERS, L.P.

                             By: /s/ Basil P. Regan
                                 _____________________________
                                 Basil P. Regan, General Partner


                                 /s/ Basil P. Regan
                             _________________________________
                             Basil P. Regan


December 4, 1997




























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                         AGREEMENT

         The undersigned agree that this Schedule 13D dated

December 4, 1997 relating to the Common Stock of General

Host Corporation shall be filed on behalf of the

undersigned.


                             REGAN PARTNERS, L.P.

                             By:   /s/ Basil P. Regan
                                 _____________________________
                                 Basil P. Regan, General Partner


                                  /s/ Basil P. Regan
                             _________________________________
                             Basil P. Regan
































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01394002.AG6



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                                                        Exhibit B


                    SCHEDULE OF TRANSACTIONS


                                          Price Per Share
  Date     Shares Purchased or (Sold) (excluding commission)
  ____     __________________________  _____________________

10/6/97             133,000                    $3.4375
10/6/97            (133,000)                    3.4375
11/24/97           (250,000)                    5.375
11/25/97           (250,000)                    5.3125
11/25/97           (100,000)                    5.4375
11/26/97           (250,000)                    5.375
11/26/97            (50,000)                    5.3125
11/28/97           (150,000)                    5.3125
12/1/97            (275,000)                    5.3125
12/1/97             (50,000)                    5.37
12/2/97            (150,000)                    5.3125
































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01394002.AG6